09058429

AB 315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Merchant Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

419 Boylston Street, Suite 801
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph McDonald 617-536-0605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow + Company, P.C.
(Name – *if individual, state last, first, middle name*)

Greenbriar Business Park, Two Bridgewater Road, Farmington, CT 06032
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/3/13

OATH OR AFFIRMATION

I, Joseph McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Merchant Financial Services, Inc., as of Dec. 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph F. McDonald
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Report of Independent Public Accountants

To the Board of Directors
Boston Merchant Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Boston Merchant Financial Services, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Merchant Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.

Certified Public Accountants

February 23, 2009

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Boston Merchant Financial Services, Inc.
Statements of Financial Condition
December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets:		
Cash and cash equivalents	$142,040	$ 43,884
Prepaid expenses	13,941	0
	$155,981	$ 43,884

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 7,975	$ 121
Accrued taxes	752	0
	8,727	121
Stockholder's equity:		
Common stock, no par value (stated value $10); 5,000 shares authorized, 1,000 shares issued	10,000	10,000
Additional paid-in capital	220,000	40,000
Retained (deficit) earnings	(69,372)	7,137
Less: Treasury stock, at cost, 250 shares	(13,374)	(13,374)
Total stockholder's equity	147,254	43,763
Total liabilities and stockholder's equity	$155,981	$ 43,884

The accompanying accountants' report and notes are an integral part of these financial statements.

Boston Merchant Financial Services, Inc.
Statements of Income (Loss)
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Mutual fund incentives	$20,493	$36,146
Incentive income	0	7,600
Distributor income	0	(80)
Total revenues	20,493	43,666
Expenses:		
Shared expenses	46,286	0
Professional fees	20,851	13,000
Consulting fees	18,000	0
Regulatory expense	3,301	2,370
Telephone and internet	3,243	0
Office expense	1,723	36
Financial media services	1,151	0
Insurance expense	558	0
Clearing services	481	0
Professional education	45	0
Other taxes	0	250
Total expenses	95,639	15,656
Net loss before other items	(75,146)	28,010
Other income (expenses):		
Interest income	95	620
Net (loss) income before income taxes	(75,051)	28,630
Income taxes	1,458	0
Net (loss) income	$(76,509)	$ 28,630

The accompanying accountants' report and notes are an integral part of these financial statements.

Boston Merchant Financial Services, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Treasury Stock		Paid in	Retained (Deficit)	Accumulated Other Comprehensive	Total Stockholder's
	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Equity
Balance, December 31, 2006	1,000	$10,000	(250)	$(13,374)	$ 0	$104,135	$ 0	$100,761
Net income						28,630		28,630
Contributed capital					40,000			40,000
Shareholder distributions	0	0	0	0	0	(125,628)	0	(125,628)
Balance, December 31, 2007	1,000	10,000	(250)	(13,374)	40,000	7,137	0	43,763
Net loss						(76,509)		(76,509)
Contributed capital					180,000			180,000
Shareholder distributions	0	0	0	0	0	0	0	0
Balance, December 31, 2008	1,000	$10,000	(250)	$ (13,374)	$220,000	$(69,372)	$ 0	$147,254

The accompanying accountants' report and notes are an integral part of these financial statements.

Boston Merchant Financial Services, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities:		
Net (loss) income	$ (76,509)	$ 28,630
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Decrease (increase) in prepaid expenses	(13,941)	15,640
Decrease (increase) in other receivables	0	8,120
Increase (decrease) in accounts payable	7,854	107
Increase (decrease) in accrued taxes	752	0
Net cash (used in) provided by operating activities	(81,844)	52,497
Cash Flows from Financing Activities:		
Contributed capital	180,000	40,000
Distribution to shareholders	0	(125,628)
Net cash provided by (used in) financing activities	180,000	(85,628)
Net increase (decrease) in cash and cash equivalents	98,156	(33,131)
Cash and cash equivalents, beginning of year	43,884	77,015
Cash and cash equivalents, end of year	$142,040	$ 43,884

Supplemental Disclosures:

	2008	2007
Cash paid during the year for:		
Interest	$ 0	$ 0
Taxes	$ 706	$ 0

The accompanying accountants' report and notes are an integral part of these financial statements.

1. Nature of Operations:

Boston Merchant Financial Services, Inc. (the Company) is a broker-dealer registered with the SEC and is a member of various exchanges and the FINRA. The Company was organized on November 1, 1988, as a Connecticut corporation, for the purpose of conducting business as a broker/dealer and selling mutual fund shares to institutional customers located in Connecticut and Massachusetts.

2. Summary of Significant Accounting Policies:

Stock Ownership

During 2007, 100% of the shares of the Corporation were transferred to a new shareholder.

Name Change

Boston Merchant Financial Services, Inc. was formerly T.O. Richardson Securities, Inc. before legally changing its corporate name. The new name became effective on October 3, 2007.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company was taxed as an S Corporation through August 7, 2007. Under such election, the Company's taxable income was passed through to the individual shareholders. However, the Company terminated its S Corporation election effective August 7, 2007 and beginning August 8, 2007, the Company is taxed as a C Corporation.

The Company now accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. At December 31, 2008 and 2007, there were no differences from book and tax income. Further, Management is uncertain as to the utilization of net operating loss carryforwards to offset taxable income in the future. Therefore, there are no deferred tax assets or liabilities recorded in these financial statements.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, including cash and cash equivalents and accounts payable, approximates the carrying amounts presented in the statements of financial condition at December 31, 2008 and 2007.

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $25,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2008 and 2007 equals $128,402 and $43,763, respectively, which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k) (2) (i) of that rule.

4. Related Parties:

BMP Standard, LLC, the sole shareholder of Boston Merchant Financial Services, Inc., is a holding company that also owns Boston Merchant Financial, LLC, a member of NFA which acts as an introducing agent for futures and commodities trading to Futures Commission Merchants. During the year ended December 31, 2008, BMP Standard, LLC contributed an additional $180,000 in capital to the Company.

During 2008, an expense reimbursement agreement was put into effect to provide reimbursement of overhead costs paid directly by Boston Merchant Management Services, Inc. Overhead costs are included in shared expenses on the accompanying Statement of Income (Loss).

5. Income Taxes:

Income tax expense for the years ended December 31, 2008 and December 31, 2007 consist of the following items:

	2008	2007
Taxes currently payable -		
Federal	$ 0	$ 0
Massachusetts	912	0
Connecticut	546	0
	$ 1,458	$ 0

The Company has Federal net operating losses available for carryforward to future years. This carry-forward, in the amount of $76,490, expires in December 2023. As of December 31, 2008, the Company also has a Connecticut carryforward loss in the amount of $75,032 which expires in December 2016. Due to the fact that Management is uncertain whether net operating loss carryforwards will be utilized to offset future taxable income, no deferred tax asset has been recorded.

6. Fair Value:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "*Disclosures About Fair Value of Financial Instruments,*", approximates the carrying amounts presented in the statements of financial condition.

7. Concentrations:

The Company maintains three bank accounts at two different financial institutions. Balances at times throughout the year ended December 31, 2008 exceeded $100,000 and, at December 31, 2008, exceeds $100,000 at one of those institutions. The Federal Deposit Insurance Corporation (FDIC) secures these accounts up to $100,000.

8. Reclassifications:

Certain reclassifications have been made to the 2007 amounts to conform to the 2008 presentation. Such reclassifications had no effect on previously reported net income.

Boston Merchant Financial Services, Inc.
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Years Ended December 31, 2008 and 2007

	2008	2007
Stockholder's equity	$147,254	$ 43,763
Less: Non-allowable assets	18,852	0
Net capital before haircut on security position	128,402	43,763
Less: Haircut on money market fund investment	0	0
Net capital	128,402	43,763
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregate indebtedness of $8,727 in 2008 and $121 in 2007)	25,000	25,000
Net capital in excess of requirement	$103,402	$ 18,763
Ratio of aggregate indebtedness to net capital	7%	0%

Boston Merchant Financial Services, Inc.
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (continued)
For the Years Ended December 31, 2008 and 2007

Reconciliation with Company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2008)

Computation of Net Capital	Focus Report – Part IIA Quarter Ended December 31, 2008	*Adjustments	Annual Financial Statements at December 31, 2008
Total ownership equity from Statement of Financial Condition	$134,157	$ 13,097	$147,254
Deductions and/or charges: Total non-allowable assets from Statement of Financial Condition	5,003	13,849	18,852
Net Capital	$129,154	$ (752)	$128,402

*Summary of adjustments:

Audit adjustments to reconcile prepaid expenses	$ 13,849
Audit adjustments to reconcile accrued taxes	(752)
	$ 13,097

Boston Merchant Financial Services, Inc.
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (continued)
For the Years Ended December 31, 2008 and 2007

Reconciliation with Company's computation
(Included in Part II of Form X-17A-5 as of December 31, 2007)

Computation of Net Capital	Focus Report – Part IIA Quarter Ended December 31, 2007	*Adjustments	Annual Financial Statements at December 31, 2007
Total ownership equity from Statement of Financial Condition	$ 43,763	$ 0	$ 43,763
Deductions and/or charges: Total non-allowable assets from Statement of Financial Condition	0	0	0
Net Capital	$ 43,763	$ 0	$ 43,763

*Summary of adjustments:

Audit adjustments	$ 0

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Boston Merchant Financial Services, Inc.

In planning and performing our audits of the financial statements and supplemental schedule of Boston Merchant Financial Services, Inc. (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we dot not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bobrow & Company P.C.

Certified Public Accountants

February 23, 2009

Boston Merchant Financial Services, Inc.
Financial Statements
December 31, 2008 and 2007